EVEREST
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101
TEL: 626-585-5920
FAX: 626-585-5929

                               November 29, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

     Re:  Secured  Investment   Resources  Fund,  L.P.  II  (the  "Partnership")
          Schedule TO-T and 14D-9 filed by Millenium Management, LLC on October 13, 2005; File No. 005-80677

Dear Mr. Duchovny:

     This letter responds to the Staff's comments conveyed in your letter of November 18, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. We note that the guidance provided by Section III.B.I of Release No. 34-43069 does not suggest that a bidder should meet each and every requirement of Items 14 and 15 or cover the same historical period. We believe that the information we provided is quite adequate for an understanding of the status and operations of the properties and for Unit Holders to make and informed investment decision. We also believe that the information that has already been provided is typical compared to the disclosure that we observe being made in other offers for these types of partnerships.

     We do not believe historical property performance data would be material to Unit Holders, especially beyond the most recent periods. Typically, property value analysis uses recent data to get a reasonable Net Operating Income amount for the property, and then applies a capitalization rate to estimate a market value, and then makes appropriate adjustments from there. The bidder has provided such an analysis in "Determination of Offer Price." Also, because the properties were managed by the former general partner's affiliate until March 2005, the former general partner was removed in a hostile process, and the former general partner and its management affiliate did an abysmal job of record-keeping and accounting, reliable historical data is not available to the Purchaser without undue time and expense, if at all, notwithstanding the fact that the Purchaser is the current general partner.

     Nonetheless, in response to the comment, the section identified in the comment is being amended and we have added more information along the lines of that described in Items 14 and 15 of Form S-11, to the extent it was available.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please note that we have extended the expiration date of the offer to allow time for the Staff to consider our response before the offer expires. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,

                                        /S/ CHRISTOPHER K. DAVIS
                                        ------------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel


CKD:ckd
Enclosures with fax copy
cc w/e:  James Moloney, Esq. (e-mail)